John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

January 17, 2018

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

KYN Capital Group, Inc. (CIK: 0001724293)

Offering Statement on Form 1-A

Filed December 12, 2017

File No. 024-10772

Dear Ms. Long:

On behalf of KYN Capital Group, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 8, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Dilution, page 20

1.	It is not clear how you have calculated the increase in net tangible book value per share attributable to new investors in this offering, net tangible book value after offering per share, and dilution per share to new investors, under all four levels of proceeds. Please revise to correct these numbers as of the most recent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 13.

Prior dilution table:

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after deducting estimated offering expenses of $300,000,$225,000, $150,000, and $75,000, respectively):

Percentage of shares offered that are sold	100.00%	75.00%	50.00%	25%

Price to the public charged for each share in this Offering	$0.00	$0.00	$0.00	$0.00

Historical net tangible book value per share as of September 30, 2017 (1)	($0.04)	($0.04)	($0.04)	($0.04)

Increase in net tangible book value per Increase per share attributable to new investors in this Offering (2)	0.104	0.087	0.068	0.051

Net tangible book value per share, after this Offering	0.061	0.044	0.025	0.008

Dilution per share to new investors	0.039	0.055	0.075	0.092

(1)	Based on net tangible book value as of September 30, 2017 of $(2,343,505) and 54,011,699 outstanding shares of Common stock.
(2)	After deducting estimated offering expenses of $75,000, $150,000, $225,000 and $300,000, respectively.

Revised dilution table:

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after deducting estimated offering expenses of $300,000,$225,000, $150,000, and $75,000, respectively):

Percentage of shares offered that are sold	100.00%		75.00%		50.00%		25%

Price to the public charged for each share in this Offering	$0.001	$0.000	$0.001	$0.000	$0.001	$0.000	$0.001

Historical net tangible book value per share as of September 30, 2017 (1)	($0.043)		($0.043)		($0.043)		($0.043)

Increase in net tangible book value per Increase per share attributable to new investors in this Offering (2)	$0.044	$0.000	$0.041	$0.000	$0.040	$0.000	$0.040
	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000
Net tangible book value per share, after this Offering	$0.008	$0.000	$0.006	$0.000	$0.003	$0.000	$0.001

Dilution per share to new investors	$0.0002	$0.0000	$0.0004	$0.0000	$0.0007	$0.0000	$0.0009

(1)	Based on net tangible book value as of September 30, 2017 of $(2,343,505) and 54,011,699 outstanding shares of Common stock.
(2)	After deducting estimated offering expenses of $75,000, $150,000, $225,000 and $300,000, respectively.

Risk factor on page 13:

Investors in this Offering will experience immediate and substantial dilution.

If all of the shares offered hereby are sold, investors in this Offering will own 77.6% of the then outstanding shares of our common stock and will experience a dilution of $0.0039 per share. See “Dilution.”

Revised risk factor:

Investors in this Offering will experience immediate and substantial dilution.

If all of the shares offered hereby are sold, investors in this Offering will own 77.6% of the then outstanding shares of our common stock and will experience a dilution of $0.0009 per share. See “Dilution.”

Management’s Discussion and Analysis, page 24

2.	You state on page 25 under the Income/Losses section that you expect to become profitable in 2018. Please revise to provide a detailed explanation of your basis for this expectation, including objective information considered, given, among other factors, you have no operating history (page 13), will require significant additional financing within the next twelve months or you may curtail or cease operations (page 25) and none of the members of management described on page 30 has any apparent prior expertise in your intended business operations. Alternatively, remove this sentence from your disclosures.

This sentence has been removed.

3.	We note the risk factor on page 9 wherein you state you are in compliance with “all financial and other covenants.” Since it appears most of your debt is not institutionalized debt, i.e., it is either with a related party or was issued for services, please clarify this sentence and revise all related disclosures accordingly. If in fact there are financial and other covenants associated with your indebtedness, revise to identify each covenant, state the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts.

Old language

We will enter into loan agreements containing financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on the disposition of our assets or the conduct of our business. While we are currently in compliance with all financial and other covenants, we may be unable to comply with some or all of these financial and other covenants in the future, particularly in periods of broader economic distress. If we are in breach of one or more financial or other covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement.

New language

We may enter into loan agreements containing financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on the disposition of our assets or the conduct of our business. While we currently have no loans with suchfinancial and other covenants, if we do enter such agreements in the future, it is possible we may be unable to comply with some or all of these financial and other covenants, particularly in periods of broader economic distress. If we are in breach of one or more financial or other covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement.

Legal opinion, Exhibit 12.1

4.	We note that the legal opinion covers 300,000,000 common shares with a par value of $.0001 per share. We note that the offering covers 3,000,000,000 common shares with a par value of $.001 per share. Please have counsel revise the legal opinion to opine to the number of shares in the offering and the par value of such shares.

The legal opinion has been so revised. A copy is attached.

5.	We note that the legal opinion is limited to Colorado law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation.

The legal opinion has been so revised. A copy is attached.

Financial Statements, Exhibits 15.2 and 15.3

Please revise your offering circular to include the financial statements for the period ended September 30, 2017 and for the year ended December 31, 2016. We note that you have filed these financial statements as exhibits to Form 1-A, but they should appear in the body of the offering circular itself.

The financial statements have been moved to the body of the offering.

September 30, 2017 Financial Statements

General

6.	Please revise to include the statement required by Part F/S(b)(5) of the Form 1-A.

The following statement has been included:

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The following has been added to the Offering Document:

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux